

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

October 28, 2008

Mr. William E. Hantke
Principal Financial Officer
NTR Acquisition Company
100 Mill Plain Road, Suite 320
Danbury, CT 06811

   Re: **NTR Acquisition Company**
      Form 10-K for the Year Ended December 31, 2007
      Filed March 12, 2008
      File No. 001-33279

Dear Mr. Hantke:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

        Sincerely,

        Karl Hiller
        Branch Chief